October 5, 2010

VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Tamara Tangen, Staff Accountant (via facsimile)
Christine E. Davis, Assistant Chief Accountant (via facsimile)
Jan Woo, Staff Attorney (via facsimile)
Maryse Mills-Apenteng, Special Counsel (via facsimile)
Nancy Lurker, Chief Executive Officer – PDI, Inc.

Re:	PDI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Form 8-K filed December 4, 2009
Form 8-K filed March 4, 2010
File No. 000-24249

Dear Mr. Krikorian:

On behalf of PDI, Inc. (the “Company” or “PDI”), I am writing in response to the comments made by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 27, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 (“Form 10-Q”), the Company’s Current Report on Form 8-K dated December 4, 2009 and the Company’s Current Report on Form 8-K dated March 4, 2010. Due to the preparation of our Form 10-Q for the period ended September 30, 2010 and other client related matters affecting our ability to prepare a timely response, the Company respectfully requests additional time to respond to the Staff’s comments, and proposes to respond on or before October 25, 2010. We hope the Company’s request will be acceptable to the Staff, and will graciously accept any accommodation the Staff can provide.

Morris Corporate Center 1, 300 Interpace Parkway, Parsippany, New Jersey 07054
       Phone: 862.207.7800 · Toll Free: 800.242.7494 · www.pdi-inc.com

Please contact me directly (phone: (862) 207-7832; facsimile: (862) 207-7899) if you have any further questions or concerns.

Yours truly,
/s/ Jeffrey E. Smith
Chief Financial Officer